# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLURI INC., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 3508409
Date of event which requires filing of this statement: 02/05/2025
Filed by CIK 0002055515
Persons authorized to receive notices and communications: Chutzpah Holdings Limited, 4TH Floor, Liberation House,, Castle Street, St. Helier, Jersey (Y9), JE1 4HH, 44 1534 823050; Peter G. Flagel, Gibbons P.C., 1 Pennsylvania Plaza, Flr 45, Suite 4515, New York, New York (NY), 10119, 212-613-2091

## Reporting persons
- Chutzpah Holdings Limited (CIK 0002055515): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 1,383,948; shared voting power 0; sole dispositive power 1,383,948; shared dispositive power 0; aggregate amount beneficially owned 1,383,948 (19.91% of the class)
  Comment: 1 Pursuant to the Securities Purchase Agreement dated January 23, 2025, entered into between the Reporting Person and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share (the "Common Shares") of the Issuer, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants (the "Common Warrants") to purchase up to 84,599 Common Shares. The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (the "Shareholder Approval") required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share, will not be exercisable until the Company receives Shareholder Approval, and will be exercisable for three years following the date of receipt of the Shareholder Approval. The Pre-Funded Warrants and Common Warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until the Shareholder Approval is obtained. The sole voting power excludes common shares that the Reporting Person has the right to acquire pursuant to the exercise of the Common Warrants and the Pre-Funded Warrants.
  2 Indicates the Reporting Person 's ownership of 1,383,948 Common Shares currently held.
  3 Calculated on the basis of 1,383,948 Common Shares to be received by the Reporting Person upon exercise of the Pre-Funded Warrants and Common Warrants. .

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Name of issuer: PLURI INC.
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 3508409
Comment: This Schedule 13D relates to shares of common stock, par value $0.00001 per share (the "Common Shares"), of Pluri Inc. (the "Issuer"), a Nevada corporation. The principal executive office of the Issuer is MATAM Advanced Technology Park Building No. 5 Haifa, Israel

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Chutzpah Holdings Limited (the "Reporting Person") pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Residence or business address:
4th Floor, Liberation House, Castle Street
St. Helier, Jersey Islands
JE1 4HH
Present principal occupation or employment: See Items 5(a) and 5(b). The principal business of the Reporting Person is providing investment management services to investment partnerships and other entities. The Reporting Person is beneficially owned by Mr. Alejandro Weinstein. Mr. Weinstein is the founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. Mr. Weinstein serves on several boards of companies in the health and wellness industry, and is a seasoned investor. Subject to stockholder approval, Mr. Weinstein will serve as a member of the Board of Directors (the "Board") of the Issuer.
Criminal convictions in the last five years: Neither the Reporting Person, nor Mr. Weinstein have, during the past five (5) years, been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor Mr. Weinstein have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is incorporated in Jersey Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Weinstein extended his personal funds to the Reporting Person to purchase the Common Shares, Common Warrants and Pre-Funded Warrants referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was approximately $6,380,000

## Item 4. Purpose of Transaction
Purpose of transaction:
(a)-(j) Pursuant to the Securities Purchase Agreement dated January 23, 2025, entered into between the Reporting Person and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share (the "Common Shares") of the Issuer, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants (the "Common Warrants") to purchase up to 84,599 Common Shares. The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (the "Shareholder Approval") required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share, will not be exercisable until the Issuer receives Shareholder Approval, and will be exercisable for three years following the date of receipt of the Shareholder Approval. The Pre-Funded Warrants and Common Warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until the Shareholder Approval is obtained. Under the terms of the Securities Purchase Agreement, the Issuer agreed to nominate and appoint Mr. Weinstein to the Board, effective upon the closing of the offering, and to recommend to the Issuer's shareholders the election of the Mr. Weinstein to the Board, provided the Reporting Person continues to hold at least 10% of the Issuer's issued and outstanding Common Shares.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, at any time, change or reconsider its position and/or purpose with regard to any or all of the foregoing. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of the Issuer, price levels of the Common Shares, other investment opportunities available to the Reporting Person or Mr. Weinstein and other affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of common stock of the Issuer or selling some or all of their Common Shares, engaging in any hedging or similar transactions with respect to, the shares of common stock of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

There can be no assurance that the Reporting Person will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Person will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Person. The Reporting Person reserve the right, at any time to take or refrain from taking any of the actions set forth above.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Person has no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1,383,948 shares of common stock of the Issuer.
19.91% of the outstanding shares of common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
1,383,948 shares of common stock of the Issuer.
19.91% of the outstanding shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days: (a)-(b) Pursuant to the Securities Purchase Agreement dated January 23, 2025, entered into between Reporting Person and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share (the "Common Shares") of the Issuer, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants (the "Common Warrants") to purchase up to 84,599 Common Shares. The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (the "Shareholder Approval") required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share, will not be exercisable until the Issuer receives Shareholder Approval, and will be exercisable for three years following the date of receipt of the Shareholder Approval. The Pre-Funded Warrants and Common Warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until the Shareholder Approval is obtained.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form 8K, please see https://www.sec.gov/Archives/edgar/data/1158780/000121390025007698/ea0228987-8k_pluri.htm

## Signatures
- Chutzpah Holdings Limited: /s/ Ana Ventura, Ana Ventura /Authorized Officer Beaumont (Directors) Limited, sole corporate director (02/12/2025)